Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

November 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz, Lisa Vanjoske and Tracey McKoy

Re:	Silverback Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 10, 2020

File No. 333-250009

Ladies and Gentlemen:

On behalf of Silverback Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 26, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comments, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1, Filed November 10, 2020

Prospectus Summary, page 1

1.

We note your response to our prior comment number 2. Please revise your pipeline table to clearly indicate that you only have one Phase 1 trial with respect to SBT6050. The table should reflect one arrow for the SBT6050 trial but could include footnote or other disclosure in the table to indicate that there is a component of the trial combining with pembrolizumab. We note that your Business section disclosure regarding the trial on page 129 describes the trial as one trial, though consisting of four parts, two of which relate to the pembrolizumab combination. Please also briefly describe the two parts of the trial in the surrounding text. With respect to your ASGR1-TGFß agonist and TLR8 agonist programs, please remove your Other Programs table from the Summary as these programs continue to not appear sufficiently material.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2-3, 92 and 111 of the Amended Registration Statement.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

November 30, 2020

Page Two

Business

Lead Product Candidate SBT6050: TLR8 Agonist Conjugated to a HER2 Antibody, page 115

2.

We acknowledge your response to our prior comment number 20 and note that you are continuing to refer to undisclosed product candidates. Please remove the pie chart or provide more information about the undisclosed candidates, including more detail concerning the exploratory NHP toxicity study mentioned on page 141.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 139-140 of the Amended Registration Statement.

Intellectual Property, page 146

3.	We note your response to our prior comment number 24. Please revise to provide the foreign jurisdictions applicable to the 36 owned foreign patent applications listed on page 146.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 145 of the Amended Registration Statement.

Executive and Director Compensation, page 178

4.

We note your statements about Mr. Piazza’s compensation on page 181 regarding the potential new option grant dependent on the execution of the underwriting agreement for this offering. Please add disclosure as appropriate in the summary or in your risk factors discussing that Mr. Piazza may have interests that conflict with those of other shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 67 of the Amended Registration Statement.

*    *     *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

November 30, 2020

Page Three

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	Laura Shawver, Ph.D., Silverback Therapeutics, Inc.

Charles S. Kim, Cooley LLP

James Pennington, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com